UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-14097

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER-DANFOSS LaSALLE FACTORY

EMPLOYEE SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sauer-Danfoss Inc.

2800 E. 13th Street

Ames, Iowa  50010

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1.                                       Financial Statements:

Report of Independent Registered Public Accounting Firm, LWBJ, LLP

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008

Notes to Financial Statements

Supplemental Schedules:

Schedule H Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009

2.                                     Exhibit:

23            Consent of LWBJ, LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 28, 2010	SAUER-DANFOSS LaSALLE FACTORY
EMPLOYEE SAVINGS PLAN

	By:	Sauer-Danfoss (US) Company
Plan Administrator

	By:	/s/ Kenneth D. McCuskey
Kenneth D. McCuskey, Vice President

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Financial Statements

and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm)

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Financial Statements

and Supplemental Schedule

December 31, 2009

Report of Independent Registered Public Accounting Firm

Employee Benefit Committee

Sauer-Danfoss LaSalle Factory Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

As described in Note 5 to the financial statements, the Company has expressed its intent to terminate the Plan as soon as practicable. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to value Plan assets from the ongoing plan basis used in presenting the 2008 financial statements to the liquidation basis used in presenting the 2009 financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974. The supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ LWBJ, LLP

West Des Moines, Iowa

June 28, 2010

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	(Liquidation Basis)
	2009	2008

Assets
Investments, at fair value	$1,294,079	$1,535,059
Total assets and net assets available for benefits, at fair value	1,294,079	1,535,059
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	36,598
Total assets and net assets available for benefits	$1,294,079	$1,571,657

See accompanying notes.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2009 and 2008

	(Liquidation Basis)
	2009	2008

Additions
Investment income	$32,745	$67,094
Net realized and unrealized gains on Plan investments	199,042	—
Other income	651	20,747
Total additions	232,438	87,841

Deductions
Net realized and unrealized losses on Plan investments	—	551,501
Benefits paid	506,652	550,609
Fees	3,364	4,727
Total deductions	510,016	1,106,837
Net decrease in net assets available for benefits	(277,578)	(1,018,996)

Net assets available for benefits:
Beginning of year	1,571,657	2,590,653
End of year	$1,294,079	$1,571,657

See accompanying notes.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009

1.     Description of the Plan

The following description of the Sauer-Danfoss LaSalle Factory Employee Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covered any person regularly employed by Sauer-Danfoss (US) Company (the “Company”) in an hourly-paid factory position at its LaSalle, Illinois manufacturing facility (“LaSalle”).  Persons employed on a part-time, temporary, or irregular basis for less than 1,000 hours a year were excluded from coverage, until the time that such person completed 1,000 hours of service in a consecutive twelve-month period.

The Company closed its LaSalle facility on February 23, 2007.  As a result, there are no active employee participants in the Plan at December 31, 2009 and 2008.  The Plan continues to operate for those participants who have previously received contributions under the Plan and who have not yet exercised their distribution options upon termination of employment.

The Company has expressed its intent to terminate the Plan as soon as practicable.  A formal termination date has not yet been identified.

Administration

The Plan is administered by the Employee Benefit Committee of the Company (the “Plan Administrator”).

Trustee

Bank of America, NA (“Trustee”) was designated as Trustee of the Plan in 2009. Merrill Lynch Bank & Trust Co., FSB was the Trustee of the Plan in 2008.

Contributions

Prior to the LaSalle closure, the Plan was funded by employee and employer contributions.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1.     Description of the Plan (continued)

Participant Accounts

Participants have the option to invest contributions in the following funds or collective trusts:

•                  INVESCO Stable Value Trust

•                  Merrill Lynch Equity Index Trust XII

•                  Allianz NFJ Small Cap Value Fund – Institutional Class

•                  Thornburg International Value Fund – Class R5

•                  Wells Fargo Small Cap Value (NLD) Fund – Investor Class

•                  PIMCO Total Return Fund – Administrative Class

•                  Lord Abbett Mid Cap Value Fund – Class A

•                  American Growth Fund of America – Class R4

•                  Eaton Vance Large Cap Value Fund – Class I

•                  Managers Times Square Mid Cap Growth Fund – Institutional Class

•                  Dreyfus Bond Market Index Fund – Class N

•                  Northern Trust Global Investments (NTGI) – QM Collective All Country World ex-US Equity Index Fund – Tier M

•                  Merrill Lynch Extended Market Index Fund – Tier V

•                  Schwab Indexed Retirement Trust Target Date Funds 2010

•                  Schwab Indexed Retirement Trust Target Date Funds 2015

•                  Schwab Indexed Retirement Trust Target Date Funds 2020

•                  Schwab Indexed Retirement Trust Target Date Funds 2025

•                  Schwab Indexed Retirement Trust Target Date Funds 2030

•                  Schwab Indexed Retirement Trust Target Date Funds 2035

•                  Schwab Indexed Retirement Trust Target Date Funds 2040

•                  Schwab Indexed Retirement Trust Target Date Funds 2045

•                  Schwab Indexed Retirement Trust Target Date Funds 2050

The following funds were removed from the Plan’s investment lineup, effective November 16, 2009:

•                  Fidelity Equity Income Fund

•                  American Balanced Fund — Class R4

•                  Fidelity Advisor Mid Cap Fund — Class T

Participants can also invest in the Sauer-Danfoss Inc. Stock Fund, which invests in the common stock of Sauer-Danfoss Inc., the Company’s parent.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1.     Description of the Plan (continued)

Participant Accounts (continued)

Participant accounts are credited for contributions and allocations of Plan earnings or losses.  Plan earnings or losses are allocated to participants based upon their relative percentages of each fund’s investment account balance.

Vesting

Participants are immediately vested in their own voluntary contributions and earnings thereon.

As a result of the LaSalle plant closure, all non-vested participants became immediately vested in their employer contributions and earnings thereon.

Payment of Benefits

While still employed, a participant could, for certain documented hardship reasons, make a withdrawal from his or her Participant’s Contribution Account at any time.  While still employed, a participant could also withdraw all or any portion of his or her vested Plan benefit upon attaining age 59 1/2 or becoming disabled.

On termination of service for any reason other than death, a participant could elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual, or annual installments over a fixed period of time that is not less than two years and not more than the joint life expectancy of the participant and his or her beneficiary.  On termination of service by reason of death, the participant’s beneficiary(ies) could elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual, or annual installments over a fixed period of time that is not less than two years and not more than five years.

Distributions are generally payable in cash.  A participant may elect to receive amounts distributed from the Sauer-Danfoss Inc. Stock Fund in whole shares, with any fractional shares paid in cash.

2.     Summary of Significant Accounting Policies

Plan Expenses

Administrative expenses of the Plan are generally paid by the Company.  However, mutual fund investment fees, collective trust investment fees and commissions with respect to activity in the Sauer-Danfoss Inc. Stock Fund, are paid for by the Plan.  A portion of the mutual fund and collective trust investment fees are used to cover recordkeeping service fees which would otherwise be chargeable to the Plan.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

2.  Summary of Significant Accounting Policies (continued)

Basis of Presentation

As a result of the Company’s intent to terminate the Plan, the Plan’s financial statements for the year ended December 31, 2009 have been prepared on a liquidation basis of accounting using fair value.  The Plan’s financial statements for the year ended December 31, 2008 were prepared using an accrual basis of accounting.  The Plan’s assets consist of the assets of the Sauer-Danfoss LaSalle Factory Employee Savings Plan Trust (the “Trust”).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, and changes thereto, in preparing these financial statements in conformity with U.S. generally accepted accounting principles.  Actual results could differ from these estimates.

As described in Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting — Defined Contribution Pension Plans, the statement of net assets available for benefits as of December 31, 2008 presents the fair value of the Plan’s investments, as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts.  The statement of changes in net assets available for benefits for the year ended December 31, 2008 is prepared on a contract value basis for the fully benefit-responsive contracts.

Fully benefit-responsive investment contracts held by a defined contribution plan are required by ASC Topic 962 to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts.  Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through participation in the INVESCO Stable Value Trust, a collective trust fund.  As required by ASC Topic 962, investments in the accompanying statements of net assets available for benefits presents the fair value of the INVESCO Stable Value Trust, as well as the adjustment of the portion of the INVESCO Stable Value Trust related to fully benefit-responsive investment contracts from fair value to contract value.

Valuation of Investments

Investments in mutual funds are valued at quoted market prices, if available.  Investments not having an established market are valued at fair value as determined by the Trustee using the net asset value per share as permitted under an ASC update adopted by the Plan for the year ended December 31, 2009.  The investments in the fully benefit-responsive investment contracts are stated at contract value for the year ended December 31, 2008, which is equal to principal value plus accrued interest.

Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses from securities transactions are reported on the average-cost method.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

2.  Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Federal Income Taxes

The Internal Revenue Service has determined and informed the Company, by a letter dated May 21, 2001, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”).  Continued qualification of the Plan will depend on the operation of the Plan in compliance with the IRC. The Plan Administrator believes the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

3.     Fair Value Measurements

In September 2006, the FASB issued ASC Topic 820, Fair Value Measurements and Disclosures. ASC Topic 820 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Plan adopted the provisions of ASC Topic 820 as of January 1, 2008 for all financial assets and liabilities. Although the adoption of ASC Topic 820 did not materially impact its net assets available for benefits or changes in net assets available for benefits, the Plan is now required to provide additional disclosures as part of its financial statements.

ASC Topic 820 establishes a three-tier fair value hierarchy, which categorizes the inputs used in measuring fair value. These categories include (in descending order of priority): Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3.    Fair Value Measurements (continued)

•                  Common/Collective Trusts:  These investments are public investment securities valued at net asset value. The inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally or corroborated by observable market data.  Common/collective trusts are classified as Level 2 because their value is based on other significant inputs.

•                  Mutual Funds:  Valued based on quoted prices of identical assets in active markets and classified as Level 1.

•                  Sauer-Danfoss Inc. Stock Fund: Valued based on quoted prices of the Sauer-Danfoss Inc. stock, which is traded in active markets and classified as Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3.     Fair Value Measurements (continued)

The following tables show assets measured at fair value as of December 31, 2009 and 2008 on the Plan’s statement of net assets available for benefits and the input categories associated with those assets:

Description	Level 1	Level 2	Level 3	Fair Value at December 31, 2009
Investments:
Common/collective trusts:
Stable value fund	$—	$480,927	$—	$480,927
Target date funds	—	153,924	—	153,924
Passively-managed funds	—	52,282	—	52,282
Mutual funds:
Actively-managed funds	606,631	—	—	606,631
Sauer-Danfoss Inc. Stock Fund	289	—	—	289

Description	Level 1	Level 2	Level 3	Fair Value at December 31, 2008
Investments:
Common/collective trusts:
Stable value fund	$—	$763,084	$—	$763,084
Passively-managed funds	—	59,022	—	59,022
Mutual funds:
Actively-managed funds	702,835	—	—	702,835
Sauer-Danfoss Inc. Stock Fund	10,091	—	—	10,091

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

4.     The Trust

The fair value of investments of the Trust at December 31, 2009 and 2008 were as follows:

	2009	2008

INVESCO Stable Value Trust (2) (3)	$480,927	$763,084
Merrill Lynch Equity Index Trust XII (1)	52,282	59,022
Allianz NFJ Small Cap Value Fund - Institutional Class	21,692	25,638
Thornburg International Value Fund - Class R5	34,888	34,492
Wells Fargo Small Cap Value (NLD) Fund - Investor Class	40,609	31,611
Fidelity Equity Income Fund (3)	—	238,062
PIMCO Total Return Fund - Administrative Class	26,942	21,038
Lord Abbett Mid Cap Value Fund - Class A	18,480	14,588
American Balanced Fund - Class R4 (3)	—	154,404
American Growth Fund of America - Class R4 (2) (3)	153,881	132,586
Fidelity Advisor Mid Cap Fund - Class T	—	50,416
Eaton Vance Large Cap Value Fund (2)	278,216	—
Managers Time Square Mid Cap Growth Fund	31,922	—
Schwab Indexed Retirement Fund 2010 (2)	65,346	—
Schwab Indexed Retirement Fund 2015	50,248	—
Schwab Indexed Retirement Fund 2025	32,720	—
Schwab Indexed Retirement Fund 2030	4,442	—
Schwab Indexed Retirement Fund 2040	1,124	—
Schwab Indexed Retirement Fund 2045	44	—
Sauer-Danfoss Inc. Stock Fund (1)	289	10,091
Cash	27	27
	$1,294,079	$1,535,059

(1) Party-in-interest of the Plan.

(2) Investments representing more than 5% of net assets available for benefits at December 31, 2009.

(3) Investments representing more than 5% of net assets available for benefits at December 31, 2008.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

4.     The Trust (continued)

Investment income and net realized and unrealized appreciation (depreciation) in the fair value of investments for 2009 and 2008 were as follows:

	2009	2008

Interest	$—	$27
Dividends	32,745	67,067
Net realized and unrealized appreciation (depreciation):
INVESCO Stable Value Trust	9,440	—
INVESCO Structured Small Cap Value Equity Trust	—	(824)
INVESCO 500 Index Trust	—	(13,657)
INVESCO International Equity Trust	—	(11,268)
Merrill Lynch Equity Index Trust XII (1)	10,033	(26,850)
Allianz NFJ Small Cap Value Fund - Institutional Class	3,295	(12,123)
Thornburg International Value Fund - Class R5	7,871	(14,263)
Wells Fargo Small Cap Value (NLD) Fund - Investor Class	15,907	(19,697)
Fidelity Equity Income Fund	50,268	(195,580)
PIMCO Total Return Fund - Administrative Class	1,437	(1,257)
Lord Abbett Mid Cap Value Fund - Class A	3,345	(22,051)
Eaton Vance Large Cap Value Fund - Class I	(301)	—
Schwab Indexed Retirement Trust Target Date Funds 2010	(57)	—
Schwab Indexed Retirement Trust Target Date Funds 2015	43	—
Schwab Indexed Retirement Trust Target Date Funds 2025	108	—
Schwab Indexed Retirement Trust Target Date Funds 2030	18	—
Schwab Indexed Retirement Trust Target Date Funds 2040	6	—
American Balanced Fund - Class R4	21,190	(61,867)
American Growth Fund of America - Class R4	37,953	(102,954)
Managers Special Equity Fund	591	(12,387)
Fidelity Advisor Mid Cap Fund - Class T	20,685	(55,545)
Sauer-Danfoss Inc. Stock Fund (1)	17,210	(1,178)
	$231,787	$(484,407)

(1) Party-in-interest of the Plan.

5.     Plan Termination

The Company has expressed its intent to terminate the Plan as soon as practicable.  A formal termination date has not yet been identified.

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

6.     Party-In-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies.  Sauer-Danfoss Inc., the Company’s parent, is a party-in-interest because Plan participants are able to invest in the Sauer-Danfoss Inc. Stock Fund.  The Trustee of the Plan was a party-in-interest in 2009 because Plan participants were able to invest in certain funds offered by affiliates of the Trustee.  These transactions are exempt and are not prohibited by ERISA.

7.     Sauer-Danfoss Inc. Stock Fund — Danfoss Tender Offer

On December 22, 2009, Danfoss A/S, a majority shareholder of Sauer-Danfoss Inc., announced that through its wholly owned subsidiary, Danfoss Acquisition, Inc., its intent to launch a cash tender offer for all of the outstanding shares of common stock in Sauer-Danfoss Inc. not already owned by Danfoss and its subsidiaries.  At midnight on April 29, 2010, that offer expired without acceptance of the tendered shares, due to the minimum tender condition not being satisfied.

8.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to Form 5500 at December 31, 2009:

Net assets available for benefits per the financial statements	$1,294,079
Adjustment for liquidation basis	(9,440)
Net assets available for benefits per Form 5500	$1,284,639

The following is a reconciliation of net decrease in net assets available for benefits from the financial statements to Form 5500 at December 31, 2009:

Net decrease in net assets available for benefits per the financial statements	$(277,578)
Adjustment for liquidation basis	(9,440)
Net decrease in net assets available for benefits per Form 5500	$(287,018)

SAUER-DANFOSS LASALLE

FACTORY EMPLOYEE SAVINGS PLAN

EIN: 42-1345015

PN: 006

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par, or Maturity Value	Cost	Value

	INVESCO	Stable Value Trust	$471,487	$471,487
*	Merrill Lynch	Equity Index Trust XII	41,354	52,282
	Allianz NFJ	Small Cap Value Fund - Institutional Class	17,882	21,692
	Thornburg	International Value Fund - Class R5	26,771	34,888
	Wells Fargo	Small Cap Value (NLD) Fund - Investor Class	24,660	40,609
	PIMCO	Total Return Fund - Administrative Class	25,505	26,942
	Lord Abbett Family of Funds	Mid Cap Value Fund - Class A	14,825	18,480
	American Funds	Growth Fund of America - Class R4	115,653	153,881
	Eaton Vance	Large Cap Value Fund - Class I	278,517	278,216
	Managers Times Square	Mid Cap Growth Fund - Institutional Class	31,331	31,922
	Schwab	Indexed Retirement Trust Target Funds 2010	65,403	65,346
	Schwab	Indexed Retirement Trust Target Funds 2015	50,206	50,248
	Schwab	Indexed Retirement Trust Target Funds 2025	32,612	32,720
	Schwab	Indexed Retirement Trust Target Funds 2030	4,423	4,442
	Schwab	Indexed Retirement Trust Target Funds 2040	1,118	1,124
	Schwab	Indexed Retirement Trust Target Funds 2045	44	44
*	Sauer-Danfoss Inc.	Sauer-Danfoss Inc. Stock Fund	140	289
	Cash	Cash	27	27
			$1,201,958	$1,284,639

* Party-in-interest

See accompanying notes.